July 18, 2024

Patrick Adams
Interim Chief Executive Officer
Qualis Innovations, Inc.
6898 S. University Blvd., Suite 100
Centennial, CO 80122

       Re: Qualis Innovations, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed April 11, 2024
           File No. 333-260982
Dear Patrick Adams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services